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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                              Dover Saddlery, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   260412 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Glenn J. Krevlin
                         598 Madison Avenue, 12th Floor
                         New York, NY 10022
                         Tel. (646) 432-0600

                         With a copy to:

                         Herrick, Feinstein LLP
                         2 Park Avenue
                         New York, NY 10016
                         Attention: Irwin M. Latner, Esq.
                         Tel. (212) 592-1400

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 17, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 260412 10 1
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Glenn J. Krevlin

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of                         7.   Sole Voting Power:        1,078,000
Shares                            ----------------------------------------------
Beneficially by                   8.   Shared Voting Power:      0
Owned by Each                     ----------------------------------------------
Reporting                         9.   Sole Dispositive Power:   1,078,000
Person With                       ----------------------------------------------
                                  10.  Shared Dispositive Power: 0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,078,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     21.488%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     IN, HC
--------------------------------------------------------------------------------

CUSIP No. 260412 10 1
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Krevlin Advisors, LLC

     I.R.S. Identification Nos. of above persons (entities only): 13-4153005
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                         7.   Sole Voting Power:        1,078,000
Shares                            ----------------------------------------------
Beneficially by                   8.   Shared Voting Power:      0
Owned by Each                     ----------------------------------------------
Reporting                         9.   Sole Dispositive Power:   1,078,000
Person With                       ----------------------------------------------
                                  10.  Shared Dispositive Power: 0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,078,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     21.488%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     HC
--------------------------------------------------------------------------------

CUSIP No. 260412 10 1
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: GJK Capital Management, LLC

     I.R.S. Identification Nos. of above persons (entities only): 13-4146739
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                         7.   Sole Voting Power:        754,816
Shares                            ----------------------------------------------
Beneficially by                   8.   Shared Voting Power:      0
Owned by Each                     ----------------------------------------------
Reporting                         9.   Sole Dispositive Power:   754,816
Person With                       ----------------------------------------------
                                  10.  Shared Dispositive Power: 0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     754,816
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     15.046%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     OO
--------------------------------------------------------------------------------

CUSIP No. 260412 10 1
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Glenhill Capital LP

     I.R.S. Identification Nos. of above persons (entities only): 13-4149785
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                         7.   Sole Voting Power:        754,816
Shares                            ----------------------------------------------
Beneficially by                   8.   Shared Voting Power:      0
Owned by Each                     ----------------------------------------------
Reporting                         9.   Sole Dispositive Power:   754,816
Person With                       ----------------------------------------------
                                  10.  Shared Dispositive Power: 0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     754,816
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     15.046%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     PN
--------------------------------------------------------------------------------

CUSIP No. 260412 10 1
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Glenhill Overseas Management, LLC

     I.R.S. Identification Nos. of above persons (entities only): 02-0625266
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                         7.   Sole Voting Power:        323,184
Shares                            ----------------------------------------------
Beneficially by                   8.   Shared Voting Power:      0
Owned by Each                     ----------------------------------------------
Reporting                         9.   Sole Dispositive Power:   323,184
Person With                       ----------------------------------------------
                                  10.  Shared Dispositive Power: 0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     323,184
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     6.442%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     OO
--------------------------------------------------------------------------------

CUSIP No. 260412 10 1
--------------------------------------------------------------------------------

1.   Name of Reporting Persons: Glenhill Capital Overseas Partners Ltd.

     I.R.S. Identification Nos. of above persons (entities only):  98-0375906
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of                         7.   Sole Voting Power:        323,184
Shares                            ----------------------------------------------
Beneficially by                   8.   Shared Voting Power:      0
Owned by Each                     ----------------------------------------------
Reporting                         9.   Sole Dispositive Power:   323,184
Person With                       ----------------------------------------------
                                  10.  Shared Dispositive Power: 0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     323,184
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     6.442%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     CO
--------------------------------------------------------------------------------

CUSIP No. 260412 10 1
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Glenhill Capital Overseas GP, Ltd.

     I.R.S. Identification Nos. of above persons (entities only): 98-0426124
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of                         7.   Sole Voting Power:        323,184
Shares                            ----------------------------------------------
Beneficially by                   8.   Shared Voting Power:      0
Owned by Each                     ----------------------------------------------
Reporting                         9.   Sole Dispositive Power:   323,184
Person With                       ----------------------------------------------
                                  10.  Shared Dispositive Power: 0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     323,184
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     6.442%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     CO
--------------------------------------------------------------------------------

CUSIP No. 260412 10 1
--------------------------------------------------------------------------------

1.   Name of Reporting Persons: Glenhill Capital Overseas Master Fund, L.P.

     I.R.S. Identification Nos. of above persons (entities only): 98-0426132
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of                         7.   Sole Voting Power:        323,184
Shares                            ----------------------------------------------
Beneficially by                   8.   Shared Voting Power:      0
Owned by Each                     ----------------------------------------------
Reporting                         9.   Sole Dispositive Power:   323,184
Person With                       ----------------------------------------------
                                  10.  Shared Dispositive Power: 0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     323,184
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     6.442%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     PN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         The title and class of equity securities to which this statement relates is the common stock, par value $.0001 per share (the "Common Stock"), of Dover Saddlery, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 525 Great Road, Littleton, Massachusetts 01460.

Item 2.  Identity and Background

         The names of the persons filing this statement (the "Statement") are Glenn J. Krevlin, a citizen of the United States, Krevlin Advisors, LLC, a Delaware limited liability company ("Krevlin Advisors"), GJK Capital Management, LLC, a Delaware limited liability company ("GJK"), Glenhill Capital LP, a Delaware limited partnership ("Glenhill Capital"), Glenhill Overseas Management, LLC, a Delaware limited liability company ("Glenhill Overseas"), Glenhill Capital Overseas Partners Ltd., a Cayman Islands exempted company, ("Overseas Partners"), Glenhill Capital Overseas GP, Ltd., a Cayman Islands exempted company ("Overseas GP"), Glenhill Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership ("Overseas Master") (collectively, the "Filers").

         Glenn J. Krevlin is the managing member of Krevlin Advisors and the director of Overseas GP. Krevlin Advisors is the managing member of GJK and Glenhill Overseas. GJK is the general partner and control person of Glenhill Capital. Glenhill Overseas is the investment manager of Overseas Partners. Overseas Partners is an offshore feeder fund which invests its assets in Overseas Master. Overseas GP is the general partner of Overseas Master. Glenhill Capital and Overseas Masters are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments.

         The address of each of the Filers' principal business and principal office is 598 Madison Avenue, 12th Floor, New York, New York 10022.

         During the last five years, none of the Filers has have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Of the 1,078,000 shares of Common Stock to which this Statement relates, (a) 754,816 shares of Common Stock were acquired by Glenhill Capital and (b) 323,184 shares of Common Stock were acquired by Overseas Master. All such shares of Common Stock were acquired on the open market on November 17, 2005. The Filers purchased the Common Stock with working capital.

Item 4.  Purpose of Transaction

         The Filers purchased the Common Stock for general investment purposes and retain their right to change their investment intent.

         Subject to applicable legal requirements and the factors referred to below, the Filers may purchase additional shares of Common Stock from time to time in open market or privately negotiated transactions, but they may determine at any time to dispose of all or a portion of their shares of Common Stock. In determining whether to purchase additional shares or to dispose of their shares, and in formulating any plan or proposal with respect to any transaction between the Filers and the Company, the Filers intend to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to the Filers' ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to the Filers, developments with respect to the Filers' business, and general economic, monetary and stock market conditions

         Except as otherwise described herein, the Filers have no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D

Item 5.  Interest in Securities of the Issuer

(a) As of the close of business on November 17, 2005, Glenn J. Krevlin and Krevlin Advisors were the beneficial owners of 1,078,000 shares of Common Stock, which constitutes in the aggregate 21.488% of the outstanding shares of Common Stock (based on the 5,016,732 shares of Common Stock outstanding as November 17, 2005, which in turn is based on the Company's recent filings).

         As of the close of business on November 17, 2005, GJK and Glenhill Capital were the beneficial owners of 754,816 shares of Common Stock, which constitutes in the aggregate 15.046% of the outstanding shares of Common Stock (based on the 5,016,732 shares of Common Stock outstanding as November 17, 2005, which in turn is based on the Company's recent filings).

         As of the close of business on November 17, 2005, Glenhill Overseas, Overseas GP, Overseas Partners and Overseas Master were the beneficial owners of 323,184 shares of Common Stock, which constitutes in the aggregate 6.442% of the outstanding shares of Common Stock (based on the 5,016,732 shares of Common Stock outstanding as November 17, 2005, which in turn is based on the Company's recent filings).

(b) Each Filer has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

(c) No transactions in the Common Stock were effected by the Filers in the last 6 days.

(d) The Filers have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.


Item 7.  Material to Be Filed as Exhibits

         None.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2005
                                       /s/ GLENN J. KREVLIN
                                       -----------------------------------------
                                       Glenn J. Krevlin


                                       KREVLIN ADVISORS, LLC

                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Managing Member


                                       GJK CAPITAL MANAGEMENT, LLC

                                       By: Krevlin Advisors, LLC,
                                           Managing Member

                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Managing Member


                                       GLENHILL CAPITAL LP

                                       By: GJK Capital Management, LLC,
                                           General Partner

                                       By: Krevlin Advisors, LLC,
                                           Managing Member

                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Managing Member


                                       GLENHILL OVERSEAS MANAGEMENT, LLC

                                       By: Krevlin Advisors, LLC,
                                           Managing Member

                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Managing Member


                                       GLENHILL CAPITAL OVERSEAS PARTNERS LTD

                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Director


                                       GLENHILL CAPITAL OVERSEAS GP, LTD.


                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Director


                                       GLENHILL CAPITAL OVERSEAS MASTER FUND,
                                       L.P.

                                       By: Glenhill Capital Overseas GP, Ltd.,
                                           General Partner

                                       By /s/ GLENN J. KREVLIN
                                          --------------------------------------
                                          Glenn J. Krevlin, Director